Idera Pharmaceuticals, Inc.

505 Eagleview Blvd., Suite 212

Exton, Pennsylvania 19341

August 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	Idera Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed August 4, 2020
File No. 333-240366

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Idera Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 12:00 p.m. (Washington, D.C. time) on September 2, 2020, or as soon as practicable thereafter.

If the Securities and Exchange Commission has any questions concerning this request or requires any additional information, please contact Celia A. Soehner of Morgan, Lewis & Bockius LLP at (412) 560-7441. The Company respectfully requests that it be notified of the effectiveness of the registration statement by a telephone call to Ms. Soehner.

IDERA PHARMACEUTICALS, INC.

By:	/s/ Bryant D. Lim
Name:	Bryant D. Lim
Title:	Senior V.P., General Counsel

cc:	Celia A. Soehner, Morgan, Lewis & Bockius LLP